FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 22, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Tamás Dancsecs, Matáv IR
+36 1 457 6084
Gyula Fazekas, Matáv IR
+36 1 457 6186
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

REGULATOR APPROVES MATÁV’S LRIC BASED REFERENCE INTERCONNECTION AND LEASED LINE OFFER

BUDAPEST – May 22, 2003 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that the Communications Authority has approved its new, long run incremental cost (LRIC) based reference interconnection and leased line interconnection offer replacing the earlier, fully allocated cost based reference interconnection offer.

As prescribed by the Hungarian Telecommunications Act, as of January 1, 2003, service providers with significant market power have to apply the long run incremental cost (LRIC) calculation in respect of their reference interconnection and local loop unbundling offers. In line with this, Matáv filed a new reference interconnection offer (MARIO) on November 4, 2002. Having been identified as a significant market power in the leased line market, Matáv amended its offer to include reference leased line interconnection services. The new fees are to be applied retrospectively from January 1, 2003, or as provided for in bilateral network agreements concluded between Matáv and other operators.

1. The framework of the offer remains unchanged:

•                  The model is based on three tiers: local, regional and national. Interconnection rates are structured accordingly to differentiate between local, regional and national origination and termination fees.

•                  In order to qualify as a National Network Operator (NNO), an operator must have at least three points of interconnection in 3 out of the 10 secondary switches placed in the regional zones, ensuring that infrastructure-based competition is supported. In the case of non-NNO competitors, Matáv can request the Arbitration Committee to allow a maximum of 20% upper divergence from RIO based interconnection (IC) fees.

•                  If a service provider has direct access to a local area within a region (Budapest is divided to 14 local areas), it may interconnect there at local interconnection fee. However, other areas without direct access are accessible at regional or national interconnection fees.

•                  Some access services such as blue- and green number services do not fall within the scope of the reference offer.

2. Amendment to the offer is the inclusion of Reference Leased Line Services

Interconnection leased line services encompass the following types of services:

•                  Two types of IC leased line links with a bandwidth of 2 Mbps, with which the two service providers (Matáv and the eligible service provider) interconnect their core leased line networks.

•                  Half-circuit leased line IC services are differentiated according to three different distances (local, regional and national); providing 2 Mbps bandwidth on Matáv’s existing leased line network.

3. Traffic pricing

The table below sets out the new and former per minute interconnection rates excluding VAT.

IC traffic services HUF/min	Peak - new	Off peak - new	Peak - old	Off peak - old
Local origination fee	4.48	1.65	5.44	2.03
Regional origination fee	5.94	2.19	6.46	2.41
National origination fee	6.89	2.54	8.32	3.11

Local termination fee	3.93	1.45	5.07	1.90
Regional termination fee	5.38	1.99	6.09	2.27
National termination fee	6.34	2.34	7.95	2.97

•                  As of February 15, 2003, the access deficit surcharge additionally applicable to the above listed origination and termination interconnection fees decreased to HUF 1/min from HUF 2/min. According to the Decree 3/2002 of the Ministry of Informatics and Communications, this surcharge will be eliminated by 2004.

•                  The combined impact of the recently approved interconnection fees and the change in the access deficit surcharge will be a 18%-37% decrease in tariffs compared to the former levels. Matáv estimates the combined average tariff reduction to be around 29%.

•                  The cost based regional and national transit fees decreased to HUF/min 1.18 and HUF/min 1.92, respectively, for both peak and off peak from HUF/min 1.21 and HUF/min 2.41.

4. Pricing of related services

•                  The monthly fees for the IC link have decreased by 11%-18%, meanwhile the IC link one-off installation fee increased by 120%. Cabinet charge decreased by 17%.

•                  The average of the monthly and the one-off charges for collocation remains practically unchanged with an increase in some of the charges such as operating costs, and a decrease in others including several collocation monthly fees.

•                  The one-off interconnection test fees decreased by 4% and 11%.

•                  Fees for pre-selection and call-by-call services decreased (except for the general pre-selection investigation fee). The one-off installation fee decreased by 81%, the monthly fee by 12%, and the one-off pre-selection installation fee per subscriber decreased by 4%.

•                  With respect to reference leased line services, installation fees are HUF 93,602 and HUF 59,444, respectively. Monthly fees for the different services vary between HUF 64,000-303,000.

Matáv believes that the interconnection fees will continue to move toward the corresponding benchmark of the European Union until Hungary’s EU accession, following the usual course of procedures.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolc Czenthe
Head of Investor Relations Departments

Date: May 22, 2003